SmartBargains, Inc.
10 Milk Street
Boston, Massachusetts 02108

February 11, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: H. Christopher Owings, Esq.

Re:	SmartBargains, Inc., Form S-1, File No. 333-117084

Ladies and Gentlemen:

     SmartBargains, Inc., a Delaware corporation (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-117084), together with all amendments and exhibits thereto, including the application for confidential treatment of certain exhibits filed in connection therewith. The Company requests withdrawal of the Registration Statement because, due to its recently announced change in management, it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of the company have been or will be issued or sold under the Registration Statement. The Company may undertake a subsequent private offering of securities in reliance on Rule 155(c) of the Securities Act.

     The Company requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use, in accordance with Rule 457(p) of the Securities Act.

     The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement in the following manner: “Withdrawn upon request of the Registrant, the Commission consenting thereto.”

     If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (617) 456-2921 or Jay E. Bothwick or David A. Westenberg of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6000.

Sincerely,

/s/ Stephen M. Joseph

Stephen M. Joseph
Chief Financial Officer

cc:	Jay E. Bothwick, Esq. David A. Westenberg, Esq.